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                                                           SEC FILE NUMBER
                                                               0-28640
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                                                           CUSIP NUMBER
                                                            105031-10-8
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 12b-25

                        NOTIFICATION OF LATE FILING

(Check One): [X]  Form 10-K   [ ] Form 20-F   [ ]  Form 10-Q    [ ]  Form N-SAR

  For Period Ended:          December 31, 1997
                   -----------------------------------
  [ ] Transition Report on Form 10-K
  [ ] Transition Report on Form 20-F
  [ ] Transition Report on Form 11-K
  [ ] Transition Report on Form 10-Q
  [ ] Transition Report on Form N-SAR
  For the Transition Period Ended:
                                  --------------------------------------------

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Read Instruction (on back page) Before Preparing Form. Please Print or Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

                        BRAKE HEADQUARTERS U.S.A., INC.
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Full Name of Registrant

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Former Name if Applicable

            33-16 WOODSIDE AVENUE, LONG ISLAND CITY, NEW YORK 11101
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Address of Principal Executive Office (Street and Number)

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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report on Form 10-K will be filed on or before the 15th calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

     The executive officers of the Registrant have recently been occupied with the negotiations and documentation associated with a private financing transaction and other pressing matters and as a result, the Form 10-K could not be filed within the prescribed time period.

                           Part IV. Other Information

     (1) Name and telephone number of person to contact in regard to this notification:

         Marc Ruskin                         (718) 779-4800
         -----------                       ------------------
           (Name)                          (Telephone number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [x] Yes  [ ] No

     (3) Is it anticipated that any signficant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [x] Yes  [ ] No

     Although final results from operations for the year ended December 31, 1997, are not yet available, the Registrant estimates that during the fourth quarter of 1997 it will incur a loss of approximately $1,000,000 which will offset the previously reported earnings of $104,305 for the nine months ended September 30, 1997. The projected loss is a result of the Registrant's loss from operations incurred in the fourth quarter, and an increase in its allowance for doubtful accounts.

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                        BRAKE HEADQUARTERS U.S.A., INC.
                        -------------------------------
                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 1998                  By:   /s/ Marc J. Ruskin
                                         -----------------------------
                                      Title: Chief Financial Officer





     Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed and printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION:

     Intentional misstatement or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).